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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of March, 2004

                         Commission File Number 1-14840

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               FORM 20-F    X                    FORM 40-F
                         -------                           -------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     YES                                NO    X
                         -------                           -------

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     On March 1, 2004, Amdocs Limited, a corporation organized under the laws of the Island of Guernsey ("Amdocs"), announced the private placement of $450.0 million of Convertible Senior Notes due 2024 (the "Notes"), through a Rule 144A offering to qualified institutional buyers. Amdocs granted the initial purchasers of the Notes an option to purchase an additional $67.5 million to cover over-allotments.

     Attached as Exhibit 99.1 and incorporated herein by reference in its entirety is a copy of a press release dated March 1, 2004 announcing the offering.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AMDOCS LIMITED


                                              /s/ THOMAS G. O'BRIEN
                                              ------------------------------
                                              Thomas G. O'Brien
                                              Treasurer and Secretary
                                              Authorized U.S. Representative


Date: March 1, 2004

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                                  EXHIBIT INDEX


EXHIBIT NO.             DESCRIPTION
-----------             -----------
    99.1                Amdocs Limited Press Release dated March 1, 2004.